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                              August 7, 2023

       Bill Edmonds
       Chief Executive Officer
       Deep Green Waste & Recycling, Inc.
       260 Edwards Plz #21266
       Saint Simons Island , GA 31522

                                                        Re: Deep Green Waste &
Recycling, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 31, 2023
                                                            File No. 333-273222

       Dear Bill Edmonds:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 31,
2023

       General

   1. We note your response to prior comment two, including your revised disclosure to indicate that the
selling shareholders may offer, sell or distribute their shares of common stock at a fixed price
until your shares are listed on a national securities exchange or quoted on the OTCQX or
OTCQB, at which time they may be sold at prevailing market
                                                        prices. However, the
fixed price of $0.095 per share disclosed on your cover page does not correspond to the
fixed price of $0.1098 per share disclosed in your Plan of
                                                        Distribution section.
Please revise or advise.
 Bill Edmonds
FirstName
Deep GreenLastNameBill  Edmonds
             Waste & Recycling, Inc.
Comapany
August      NameDeep Green Waste & Recycling, Inc.
        7, 2023
August
Page  2 7, 2023 Page 2
FirstName LastName
       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Gary L. Blum